Exhibit 16.1

Armanino llp 12657 Alcosta Boulevard Suite 500 San Ramon, CA 94583-4600 925 790 2600 main 925 790 2601 fax armaninoLLP.com

June 25, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: iSign Solutions Inc.

We have read the statements included under Item 4.01 in the Form 8-K dated June 25, 2020 of iSign Solutions Inc. (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended December 31, 2019 and 2018, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of M&K CPAs, PLLC, was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Yours truly,

Armanino LLP
San Ramon, California